UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

Lennox International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

526107 10 7

(CUSIP Number)

J. David Washburn, Esq.

1717 Main Street, Suite 3700

Dallas, Texas 75201

(214) 659-4678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 526107 10 7	Page 2 of 6

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John W. Norris, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF/OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,759,863
	8	Shared voting power 321,750
	9	Sole dispositive power 2,759,863
	10	Shared dispositive power 321,750
11	Aggregate amount beneficially owned by each reporting person 3,181,613
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 7.1%
14	Type of reporting person IN

13D

CUSIP No. 526107 10 7	Page 3 of 6

Schedule 13D

EXPLANATORY NOTE: This Amendment No. 1 to Statement on Schedule 13D amends and restates the Statement on Schedule 13D of the Reporting Person originally filed on or about August 13, 1999 (the “Original Filing”). The Reporting Person retired as Chairman of the Board of the Issuer, in December 2006. During a regular periodic estate planning, it was brought to the Reporting Person’s attention that the information reflected in the Original Filing required amendment to reflect, among other things, the Reporting Person’s replacement as trustee of certain trusts for which beneficial ownership was attributed to the Reporting Person in the Original Filing. Additionally, subsequent to the Reporting Person’s retirement from the Issuer in 2006, the Reporting Person acquired additional shares of the Issuer’s Common Stock, upon exercise of compensatory stock options previously granted by the Issuer.

Item 1	Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Lennox International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2140 Lake Park Blvd., Richardson, Texas 75080.

Item 2	Identity and Background

(a) - (c) Name; Principal Address; Business Address. The name of the Reporting Person is John W. Norris, Jr.

(b) Principal Address. The principal address of the Reporting Person is 3831 Turtle Creek Blvd, #19B, Dallas, TX 75219.

(c) Occupation and Employment. The Reporting Person is a retired businessman.

(d) and (e) Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3	Source and Amount of Funds or Other Consideration

The Reporting Person is deemed to beneficially own 3,181,613 shares of the Issuer’s Common Stock (the “Shares”). The Shares were acquired by the Reporting Person through a combination of inheritance, gift, compensatory stock grants by the Issuer during the Reporting Person’s employment with the Issuer, exercise of compensatory stock options acquired by the Reporting Person during his employment or service as a director to the Issuer and open market purchases.

13D

CUSIP No. 526107 10 7	Page 4 of 6

Item 4	Purpose of Transaction

The shares of Common Stock beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes. The Reporting Person periodically reviews his holdings in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the Shares through open market or privately negotiated transactions or by way of gift.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

13D

CUSIP No. 526107 10 7	Page 5 of 6

Item 5	Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date of this Amendment, the Reporting Person is deemed to beneficially own an aggregate of 3,181,613 shares of Common Stock, representing approximately 7.1% of the Issuer’s outstanding Common Stock (based on the number of shares of Common Stock reflected as outstanding in the Issuer’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on or about February 17, 2015). Of such Shares, (i) 2,545,105 are owned directly by The Norris Family Limited Partnership, a Texas limited partnership controlled by the Reporting Person, (ii) 321,750 are owned directly by the John W. Norris Trust A, of which the Reporting Person is a trustee and a beneficiary thereof, and (iii) 214,758 are owned directly by the John and Terry Norris Living Trust, of which the Reporting Person is a trustee.

(b) Power to Vote and Dispose. The Reporting Person is deemed to have sole voting and dispositive power authority and control over 2,759,863 Shares, and is deemed to share voting and dispositive authority and control over 321,750 Shares.

(c) Transactions within the Past 60 Days. During the past sixty (60) days, the Reporting Person has not acquired or disposed of any shares of Common Stock.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Cased to be a 5% Owner. Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7	Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2015

/s/ JOHN W. NORRIS, JR.
John W. Norris, Jr.